FORM 4                          U.S. SECURITIES AND EXCHANGE COMMISSION
                                        Washington, D.C. 20549
[  ] Check this box if no longer
subject to Section 16, Form 4 or STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Form 5 obligations may continue.
See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940





1. Name and Address
of Reporting Person





Kalin Richard S.


















2. Issuer Name
and Ticker or
Trading Symbol

Micronetics
Wireless, Inc./NOIZ

3. IRS or
Social Security
Number of
Reporting
Person
(Voluntary)

4. Statement for
Month/Year

January/1999

5. If
Amendment, Date
of Original
(Month/Year)

6. Relationship of
Reporting Person to
Issuer (Check all applic-
able)

   X       Director

   X       10% Owner

   X       Officer (give
           title below)

           Other
           (Specified
           below)



          President

(Street)

One Oak Forest Lane

(City)(State)
 (Zip)

Mendham, NJ
07945

Table I - Non-
Derivative
Securities
Acquired,
Disposed of, or
Beneficially
Owned

1. Title of Security (Instr. 3)

Common Stock
Common Stock

2. Transaction
Date
(Month/Day/Year)

1/5/99
1/15/99

3. Transaction
Code
(Instr. 8)

Code          V

M
M

4. Securities Acquired
(A) or Disposed of (D)
(Instr. 3, 4 and 5)

Amount    (A) or    Price
          (D)

25,000     A        1.25
20,000     A        1.50

5. Amount
of
Securities
Beneficia-
lly Owned
at End of
Month
(Instr. 3
and 4)

1,196,107

6.
Ownership
Form:
Direct (D)
or
Indirect
(I)
(Instr. 4)

I
D

7.
Nature
of In-
direct
Benef-
icial
Owner-
ship
(Instr.
5)

By Wife

FORM 4 (continued)Table II - Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of
Derivative
Security
(Instr. 3)

Right to buy option
Right to buy option

2.
Conversion
or
Exercise
Price of
Derivative
Security

1.25
1.50

3.
Transaction
Date
(Month/Day/
Year)

1/5/99
1/15/99

4.
Transaction
Code
(Instr. 8)
Code      V

M
M

5. Number
of
Derivative
Securities
Acquired
(A) or
Disposed of
(D) (Instr.
3, 4 and 5)

(A)     (D)
        25,000
        20,000


6. Date
Exercisable and
Expiration Date
(Month/Day/Year)

Date     Expir-
Exerc-   ation
isable   Date

9/24/95  9/24/99
10/08/98 10/08/01

7. Title and
Amount of
Underlying
Securities
(Instr. 3 and
4)

        Amount
        or
        Number
        of
Title   Shares

Common  25,000
Stock

Common  20,000
Stock


8. Price
of
Derivative
Security
(Instr. 5)



9. Number of
Derivative
Securities
Beneficially
Owned at End
of Month
(Instr. 4)

159,375

10.
Ownership
Form of
Derivative
Security:
Direct (D)
or
Indirect
(I)
(Instr. 4)

I
D

11. Nature
of
Indirect
Beneficial
Ownership
(Instr.5)

By wife


Explanation of Responses:
M - Exercise of derivative security exempted pursuant to Rule 16b-3.

                               s/Richard S. Kalin                   2/5/99
                               Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.



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